EXHIBIT 99.1

Inventiva reports preliminary 2024 fiscal year financial resultsˆ and provides a business update

  Revenues of €9.2 million for the full year of 2024
  Cash and cash equivalents at €96.6 million as of December 31, 2024
  First tranche of up to €348 million structured financing closed with aggregate gross proceeds of €116 million
  Last patient screened in the NATiV3 Phase 3 clinical trial of lanifibranor in MASH early January 2025 and randomization of the last patient expected within the first half of 2025
  Pipeline prioritization plan presented to the workers council to focus exclusively on the development of lanifibranor, stopping all preclinical research activities and reducing the workforce by 50%

Daix (France), New York City (New York, United States), February 10, 2025 – Inventiva (Euronext Paris and NASDAQ: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), and other diseases with significant unmet medical needs, today reported certain preliminary unaudited financial results for the full year ended December 31, 2024, including cash, cash equivalents, and revenues, and also provided a business update.

Preliminary Unaudited Financial Results

As of December 31, 2024, the Company’s cash and cash equivalents amounted to €96.6 million compared to cash and cash equivalents at €26.9 million, short-term deposits at €0.01 million2, and long-term deposit at €9.0 million3 as of December 31, 2023, respectively.

Net cash used in operating activities amounted to (€85.9) million in 2024, compared to (€81.6) million in 2023, an increase of 5.3%. R&D expenses, mainly driven by the development of lanifibranor in MASH, amounted to €90.9 million in 2024 and were down 17% compared to the €110.0 million in 2023. The decrease in R&D expenses over the period is primarily due to the temporary voluntary pause in the recruitment of patients in the NATiV3 Phase 3 clinical trial of lanifibranor in MASH (“NATiV3") following the Suspected Unexpected Serious Adverse Reaction (“SUSAR”) reported in the first quarter of 2024 and, to a lesser extent, due to the completion of the LEGEND Phase 2, a combination trial with lanifibranor and empagliflozin in patients with MASH and type 2 diabetes (“T2D”). For the second half of 2024, R&D expenses started to increase again following the restart of patient recruitment in NATiV3 and the planned clinical development activities and related costs associated with NATiV3.

The operating cash flow for 2024 also includes  the gross proceeds of $10 million (net proceeds of €9.2 million ), received as a milestone payment under the amendment to the licensing agreement with Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (“CTTQ”) in connection with the closing of the first tranche of the Structured Financing (as defined below) in October 2024, compared to an operating cash flow for 2023, which included i) €4.6 million, recognized under the license agreement with CTTQ following the receipt of two regulatory milestone payments from CTTQ in connection with the approval of the Investigational New Drug (“IND”) by the Chinese National Medical Products Administration (the “NMPA”) to initiate the clinical development in mainland China of lanifibranor in MASH, and the randomization of the first patient and ii) €12.8 million, recognized under Hepalys License Agreement, (see also Revenues below).

Net cash generated / used from investing activities amounted to €8.7 million in 2024, compared to (€7.7) million in 2023. The change is mostly due to the variation in term deposits between both periods.

Net cash generated from financing activities for 2024 amounted to €145.6 million, compared to €29.1 million in 2023. The change is due to the receipt of:

  the second tranche of €25 million drawn in January 2024 under the unsecured loan agreement granted by the European Investment Bank (“EIB”), aggregate proceeds of €20.1 million from the issuance of royalty certificates in July 20244, aggregate gross proceeds of €94.1 million (net proceeds approximately €86.6 million) from the issuance of ordinary shares and prefunded warrants in October 2024 as part of the structured equity financing of up to €348 million announced on October 14, 20145 (the “Structured Financing”), and
  aggregate gross proceeds of €21.4 million (net proceeds approximately €20.1 million) from the issuance of ordinary shares and prefunded warrants in December 2024 as part of the Structured Financing

In 2024, the Company recorded €1.2 million positive exchange rate effect on cash and cash equivalents, compared to €0.4 million for the same period in 2023, due almost exclusively to the evolution of the EUR/USD exchange rate.

Considering its current cost structure and expected expenses, the Company estimates6 that its cash and cash equivalents would enable it to finance its operations until the middle of the third quarter 2025. Accordingly, the Company does not have sufficient net working capital to meet its current obligations over the next 12 months from the date of this press release.

Subject to the satisfaction of the applicable conditions precedent, the Company expects to receive, in the second quarter of 2025 (i) gross proceeds of approximately €116 million from the second tranche of the Structured Financing and (ii) a second milestone payment of $10 million from CTTQ under the licensing agreement with CTTQ. Taking into account its current cost structure and expected expenses, including the pipeline prioritization described below, the Company estimates that its existing cash position and these expected potential additional sources of funding would enable it to finance its activities until the end of the third quarter of 2026.

There can be no guarantee that the conditions precedent for this second tranche of the Structured Financing and the second milestone from CTTQ will be satisfied with respect to the expected timing or at all.

Revenues

The Company’s revenues for 2024 amounted to €9.2 million, compared to €17.5 million in 2023.

Revenues for 2024 consist mainly of the $10 million (net proceeds of €9.2 million) milestone payment received from CTTQ, recognized under the license agreement with CTTQ following the receipt of the payment connection with the closing of the first part of the first tranche of the Structured Financing in October 2024, compared to i) €4.6 million, recognized under the license agreement with CTTQ following the receipt of two regulatory milestone payments from CTTQ in connection with the IND approval from the NMPA to initiate the clinical development in mainland China of lanifibranor in MASH, and the randomization of the first patient and ii) €12.8 million, recognized under Hepalys License Agreement.

Business update

Screening of patients in the ongoing NATiV3 trial was completed in early January 2025. More than 95% of the target number of patients have been randomized and completion of enrollment is expected within the first half of 2025.

Strategic pipeline prioritization plan

The Company has informed the representatives of its workers council of its plan to focus exclusively on the development of lanifibranor. The plan includes stopping all preclinical research activities except those required to support the lanifibranor program, together with expanding the program team to prepare for potential filings for marketing approval and subsequent commercialization of lanifibranor for patients with MASH.

The plan presented includes reducing the Company’s current workforce by approximately 50%. The plan is expected to be implemented in the course of the second quarter of 2025 and all work on the Company’s pre-clinical programs (YAP-TEAD and NR4A1) will be terminated.

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Upcoming key milestones

  Randomization of the last patient of the NATiV3 Phase 3 clinical trial– expected in the first half of 2025
  Topline results of NATiV3 – expected in the second half of 2026

Upcoming investor conference participation

  45th Annual TD Cowen Health Care Conference, Boston, March 3-5,
  Van Lanschot Kempen Life Sciences Conference, Amsterdam, April 2-3
  UBS Spring Biotech Conference, New York, June 24

Upcoming scientific conference participation

  5th Annual conference Liver Connect, San Antonio, March 20-22
  EASL Congress, Amsterdam, May 7-10

Next financial results publication

  Financial audited results for the full fiscal year 2024: March 26, 2025

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the NASDAQ Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon Aude Lepreux Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding preliminary unaudited financial information for Inventiva’s fiscal year ended December 31, 2024, forecasts and estimates with respect to Inventiva’s cash resources and expenses, the anticipated proceeds from the second tranche of the Structured Financing and Inventiva’s expected use of such proceeds, completion and timing of the second tranche of the Structured Financing, the satisfaction in part or full of the conditions precedent to closing of the second tranche of the Structured Financing and the timing thereof, and the exercise by the investors of the warrants and pre-funded warrants issued in connection with the Structured Financing, Inventiva’s expectations regarding its licensing agreement with CTTQ, including the achievement of specified milestones thereunder and the timing thereof, the timeline and potential benefit of the pipeline prioritization plan and related workforce reduction, including its expected impact on Inventiva’s cash resources, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including design, duration, timing, recruitment costs, screening, enrolment and randomization, the impact of the SUSAR on the result and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and development plans, future activities, expectations, plans, growth and prospects of Inventiva and its partners, and the potential commercialization of lanifibranor and achievement of any sales related thereto. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including the completion of financial closing procedures, final audit adjustments and other developments that may arise that could cause the preliminary financial results for 2024 to differ from the financial results that will be reflected Inventiva’s audited consolidated financial statements for the fiscal year ended December 31, 2024, that Inventiva cannot provide assurance on the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing, to enter into potential transactions and Inventiva’s ability to satisfy in part or full the closing conditions for subsequent tranches of the Structured Financing on the expected timing or at all, and whether and to what extent the prefunded warrants issued in connection with the Structured Financing may be exercised and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its product candidate lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, preclinical studies and clinical development programs, including their timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, and the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, fluctuations in interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024 as amended on October 14, 2024 and the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2024 and the Half-Year Report for the six months ended June 30, 2024 on Form 6-K filed with the SEC on October 15, 2024 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Inventiva has not completed the preparation of its consolidated financial statements for the year ended December 31, 2024. The preliminary unaudited financial results as of and for the year ended December 31, 2024 included in this press release are based on preliminary unaudited information and management’s current expectations and estimates, are inherently uncertain and are subject to adjustment and revision in connection with Inventiva’s financial closing procedures, Inventiva’s completion of the preparation of the financial statements for its fiscal year ended December 31, 2024, any adjustments identified by Inventiva’s auditors in the course of their review and audit, as applicable, of such financial statements, and other developments arising between now and the time such financial results are finalized. Inventiva’s independent auditors have not audited, reviewed, examined, compiled, or performed any procedures with respect to these preliminary unaudited financial results nor have they expressed any opinion or any other form of assurance on these preliminary unaudited financial results. These preliminary unaudited financial results are not a comprehensive statement of Inventiva’s financial results for these periods and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS and are not necessarily indicative of Inventiva’s results for any future period. Actual results and other disclosures may differ materially from these preliminary unaudited financial results.

1 Unaudited
2 Short-term deposits were included in the category “other current assets” in the IFRS consolidated statement of financial position as of December 31, 2023, and were considered by the Company as liquid and easily available.
3 The long-term deposit had a two-year term accessible prior to the expiration of the term with a notice period of 31 days and was considered as liquid by the Company.
4 Press release of July 18, 2024
5 Press release dated October 14, 2024
6 This estimate is based on the Company’s current business plan for lanifibranor and excludes potential proceeds from subsequent tranches of the Structured Financing, any potential milestones payable to or by the Company and any additional expenditures related to other product candidates or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

Attachment

  Inventiva - PR - FY 2024 cash - EN - 02 10 2025 (https://ml-eu.globenewswire.com/Resource/Download/4a79ff93-126c-4345-abf9-0a10599b7962)